ELLENOFF GROSSMAN & SCHOLE LLP

370 Lexington Avenue

New York, New York 10017

(212) 370-1300

(212) 370-7889 facsimile

April 11, 2006

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director

Re:	HD Partners Acquisition Corporation
Amendment No.2 to Registration Statement on Form S-1
File No. 333-130531
Amendment Filed February 22, 2006

Ladies and Gentlemen:

On behalf of HD Partners Acquisition Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to John Reynolds, Jay Williamson and Babette Cooper.

This letter is being filed in response to the Staff’s comments to Amendment No. 2 to the Registration Statement filed February 22, 2006. The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to Bruce Lederman, Executive Vice President, Secretary and Director of the Company, dated March 7, 2006. For the Staff’s convenience we highlight the following changes to the offering:

•                       the Company and the underwriters have agreed to restructure the offering so that the unit price will be $8.00 per unit as opposed to $6.00 per unit and each unit will be comprised of one share of common stock and one common stock purchase warrant as opposed to one share of common stock and two common stock purchase warrants. The Company proposes to offer 12,500,000 units, with a 1,875,000 unit over-allotment option, to the public as opposed to 10,000,000 units, with a 1,500,000 over-allotment option, and the underwriters will receive an option to purchase 1,250,000 units exercisable at $10.00 per unit as opposed to 1,000,000 unit purchase options exercisable at $7.50 per unit.

•                       certain of the Company’s officers and directors, or their designees, have agreed to purchase up to 1,500,000 of our warrants in a private placement concurrent with the closing of the offering for an aggregate purchase price of $1.5 million. The proceeds of this purchase will be held in the trust account along with the proceeds from the Company’s offering of units. These warrants will expire worthless if the Company does not complete a business combination, and the $1.5 million purchase price will be distributed to the public stockholders.

•                       certain of the Company’s officers and directors have agreed to make available to the Company a limited recourse line of credit in the amount of $500,000 to fund, in certain circumstances, the Company’s working capital needs.

•                       the Company has applied to have its securities listed on the American Stock Exchange, and in connection therewith has appointed two independent directors, Henry Goldberg and Martin E. Gottlieb, to serve on its board of directors, replacing Bruce Lederman and Lawrence Chapman, who will continue to serve in their capacity as officers.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

General Comments

1.                                      Your disclosure indicates that $1,200,000 attributable to underwriting-related fees and $96,000 attributable to deferred administration services will be deposited into the trust account. With respect to this, please clarify the following: (1) how will the 80% net asset requirement be calculated in light of these obligations; (2) under what circumstances will each of these items be paid; and, (3) in the event that these items are paid as part of a business combination in which some stockholders elect to convert their shares disclose the financial impact to the remaining investors. Without limiting the generality of the foregoing, we note that the dilution to remaining investors will be higher in the event that there are converting shareholders. Accordingly, please advise us why the company elected to exclude the deferred underwriting discounts and commissions from its dilution calculation on pages 30-31.

Response: The staff is advised that there is no longer a deferred administrative fee in the restructured transaction. In response to comment 1(1), we supplementally advise the staff that the 80% net asset requirement is counted excluding the fees attributable to the underwriters held in the trust account, since such amounts are in fact not assets of the Company; in response to comment 1(2), we have added clarifying disclosure throughout the prospectus;  in response to comment 1(3), on pages 31-32 (pages 30-31 of the prior amendment), the Company has shown the most dilutive calculation.  The amount shown on page 32 as net proceeds from this offering is net of the total amount of underwriting discounts and commissions, including the deferred portion.  Therefore, the reduction for proceeds held in trust subject to conversion to cash does not include the underwriters’ trust amount as that amount has already been deducted in full as an expense of the offering.  We believe that the dilution to stockholders that do not convert will be the same whether no stockholders convert or up to 19.99% of the public stockholders convert.  We believe that there is no difference to the remaining stockholders because the underwriters’ deferred discounts will either be paid out to converting stockholders or will be paid to the underwriters and in no circumstances remain as capital of the Company.

Prospectus Summary

2.                                      We note the disclosure on page 5 regarding the potential larger gains holders of founding director warrants may realize over regular warrant holders. Please add a risk factor.

Response: In response to the staff’s comment, we have added a risk factor to this effect.

3.                                      Please clarify whether any of the converting shareholders will have any rights to the $1,200,000 proceeds placed in trust from the sale of the founding director warrants or the deferred underwriting discounts and commissions and deferred administrative fees in the event that they convert their shares and a business combination in consummated.

Response: In response to the staff’s comment, we have added the requested disclosure.

Risk Factors, page 11

4.                                      Please revise risk factor five to state the number of companies that have filed registration statements but are still in the registration process.

Response: In response to the staff’s comment, we respectfully inform the staff that we believe such disclosure is not meaningful. This is because not all of the deals in registration will be consummated, as evidenced by the fact that no amendments have been submitted with respect to many of these filings for several months. Furthermore, the Company’s current risk factor disclosure on this topic has been used and passed on by the staff in virtually every other offering similar to the Company’s.

5.                                      We reissue prior comment three from our letter dated January 24, 2006. We continue to note the disclosure that your officers and directors are currently affiliated with entities engaged in business activities similar to those intended to be conducted by HD Partners. Name these companies. Also, disclose those circumstances that may result in the company seeking a business combination with an affiliated entity. Clarify, given management’s detailed knowledge of its affiliated companies, how you reached the determination that “our existing stockholders are not currently aware of any specific opportunities to consummate a business combination with any entities with which they are affiliated.”

Response: In response to the staff’s comment, we have added the following language before the sentence beginning “Our existing stockholders are not…”, on page 17 of the prospectus: “Certain members of our management are affiliated with the following entities: Thomson S.A., SanDisk Corp., XM Satellite Radio Holdings Inc, MDU Communications, Inc. and Industrial Equity Capital, LLC. In the event any of these affiliated companies determine to sell assets, spin-off a business division or otherwise divest itself of business interests in the media, entertainment or telecommunications industries, we may pursue such opportunities as our management becomes aware of them.”

Additionally, as currently stated in the prospectus, the Company’s officers and directors have confirmed to us that they are not currently aware of any specific opportunities to consummate a business combination with any entities with which they are affiliated. This risk factor disclosure has been included in the prospectus to inform prospective investors that since certain members of management are affiliated with other entities in the media, entertainment or telecommunications industries, there may be instances in the future where conflicts of interest could arise if a business combination were proposed between the Company and any one of such companies.

Use of Proceeds, page 27

6.                                      Please reconcile your disclosure on page 27 that you will pay $7,500/month in administrative fees with your disclosure on page 7 that you will pay $3,500/month in administrative fees.

Response: The staff is advised that there is no longer a deferred administrative fee in the restructured transaction. The figure of $7,500 per month and $180,000 in the aggregate has been updated throughout the prospectus.

Management’s Discussion and Analysis, page 33

7.                                      On page 34 you disclose that you estimate that you will incur $84,000 for administrative expenses “of which $4,000 per month is being deferred until the completion of a business combination”. However, our review indicates that your total administrative fees will be $7,500/month ($180,000 for 24 months) of which $84,000 will be payable from the company’s general funds outside the trust account. Please revise your disclosure to clarify. In addition, please indicate whether the $96,000 held in trust will be forfeited in the event the company is liquidated.

Response: The staff is advised that there is no longer a deferred administrative fee in the restructured transaction. The figure of $7,500 per month and $180,000 in the aggregate has been updated throughout the prospectus.

Proposed Business, page 35

8.                                      We note that in response to our prior comment 4 you have added disclosure on page 37 indicating that management has reviewed publicly available information concerning its target industry. Please advise us of the nature and specificity of the information reviewed. In this respect we are particularly interested in whether this review process has focused management’s attention on a particular category of companies - either by industry, size, geography, etc.

Response: In response to the staff’s comment, please note that each of our members of management have been involved in the media, entertainment and telecommunications industries for a majority of, if not their entire, professional careers. In connection therewith, our management, as they have done in the past, frequently review newspaper articles and trade publications, and attend conferences and trade shows, which relate to the media, entertainment and telecommunications industries.

The information that management has reviewed is not of a specific nature nor is it related to any isolated or individual business opportunity and such review has, in fact, been general to the overall media, entertainment and telecommunications industries. This review process has not focused management’s attention on a particular category of companies – either by industry, size, geography, etc., other than as disclosed in the prospectus.

Recent Sales of Unregistered Securities

9.                                      Please add the private placement of the warrants that will occur concurrently with the public offering in this section. State the exemption and the facts supporting your reliance upon the exemption.

Response: In response to the staff’s comment we have added the disclosure requested in Part II of the registration statement.

Exhibits

Exhibit 10.9

10.                               Please file a copy of the amended Office Services Agreement between the Registrant and Value Investments, LLC.

Response: We supplementally inform the staff that, as there is no longer a deferred administrative fee in the restructured transaction, the Office Services Agreement is correct as filed.

Exhibit 10.15

11.             Section 8 of the Form of Founding Director Purchase Agreement provides that the warrant purchase agreement may automatically be terminated “upon the mutual written consent of the Company and the Purchasers.” However, in the current instance the purchasers have the ability to control the company and therefore would seem to be able to unilaterally terminate the warrant purchase agreement. Please advise us of whether the company believes the disclosures made in the registration statement to be binding commitments of the company to require the warrant purchases, and undertake to meet any conditions precedent to the warrant purchases.

Response: In response to the staff’s comment, we have removed prior section 8(i) and refiled Exhibit 10.15.

If you have any questions, please contact the undersigned at 212-370-1300.

Very truly yours,

/s/ Stuart Neuhauser

Stuart Neuhauser